SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939
MINUTES OF THE 559TH MEETING OF THE BOARD OF DIRECTORS

HELD ON MAY 14, 2009

On May 14, 2009, at 2:00 (two) p.m., at the Company’s offices located at Avenida das Nações Unidas, 8.501, 24th floor, São Paulo/SP, CEP 05.425 -070, the 559th Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. The Board Member, Alvaro Fernandes da Cunha Filho, who was replaced by Board Member Newton de Souza, according to a representation letter previously sent in accordance with the procedure set out in the Company’s Bylaws, justified his absence. The Company’s Chief Executive Officer, Bernardo Gradin, Officers Carlos Fadigas and Mauricio Roberto de Carvalho Ferro, Messrs. Marco Antônio Ferreira Villas Boas, and Guilherme Furtado, and Ms. Marcella Menezes Fagundes, were present at the meeting. The Chairman of the Board of Directors, Mr. Marcelo Bahia Odebrecht, presided the meeting and Ms. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for Deliberation: The following decisions were unanimously taken: 1) Justification of Delay in Investiture of Board Member - after the proper explanations regarding the delay in signing the Instrument of Investiture of Mr. Tomoyoshi Egami, elected as alternate member of the Company’s Board of Directors on April 15, 2009, this Board, in compliance with the provisions of article 149, paragraph 1 of Law No. 6404/76, accepted the justification, and it was established that, due to the above reasons, the appointment of Mr. Tomoyoshi Egami was not rendered ineffective and that, as soon as he is in good standing with the Ministry of Labor, Mr. Tomoyoshi Egami will sign the Instrument of Investiture in the Book of Minutes of the Board of Directors’ Meetings. 2) Proposals for Deliberation (“PD”) - after proper analysis of the PDs, copies of which and related documents were previously sent to the Board Members as provided for in its Internal Regulations, and will remain duly filed at the Company’s headquarters, the following decisions were unanimously taken: 2.1) PD.CA/BAK- 09/2009 – Investment Financing through a Financing Agreement between the Company and Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) – (i) contracting of a financing from BNDES, under the terms and conditions described in the respective PD was authorized, whereupon the Board of Executive Officers is authorized to perform all acts required to establish a mortgage guarantee in favor of BNDES, as per the characteristics also described in such PD; 2.2) PD.CA/BAK-10/2009 and PD.CA/BAK-11/2009 – Establishment of Mortgage Guarantees in favor of BNDES – the establishment of mortgage guarantees under the terms and conditions described in the respective PDs was authorized, whereupon the Board of Executive Officers is authorized to perform all acts required for implementation of this deliberation; II) Subjects for Acknowledgment: Nothing to register. III) Subjects of Interest of the Company: Nothing to register. IV) Adjournment- As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, May 14, 2009. [Signatures: Marcelo Bahia Odebrecht - Chairman; Marcella Menezes Fagundes - Secretary; Djalma Rodrigues de Souza – Vice Chairman; Álvaro Fernandes da Cunha Filho (by Newton Sergio de Souza); Alfredo Lisboa Tellechea; Antonio Britto Filho; Edmundo José Correia Aires; Francisco Pais; José de Freitas Mascarenhas; José Mauro Mettrau Carneiro da Cunha; Newton Sergio de Souza and Paulo Henyan Yue Cesena].

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000
Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698
São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.